UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALLOGENE THERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
019770 10 6
(CUSIP Number of Class of Securities)
David Chang, M.D., Ph.D.
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080
(650) 457-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Charles J. Bair Asa M. Henin Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Veer Bhavnagri General Counsel Allogene Therapeutics, Inc. 210 East Grand Avenue South San Francisco, CA 94080 (650) 457-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.         Summary Term Sheet.
The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated June 21, 2022 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2.         Subject Company Information.
(a) Name and Address.
Allogene Therapeutics, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 210 East Grand Avenue, South San Francisco, California 94080, and the telephone number of its principal executive offices is (650) 457-2700.
(b) Securities.
This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange all of their eligible outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for new options to purchase shares of Common Stock. The Company’s executive officers, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 26, 2022, the Company’s Chief Communications Officer, and members of the Company’s board of directors will not be eligible to participate in this offer.
An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s Amended and Restated 2018 Equity Incentive Plan on or prior to December 31, 2021 and has an exercise price equal to or greater than $18.00 per share. As of June 17, 2022, Eligible Options to purchase 4,011,073 shares of Common Stock were outstanding.
Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time (as defined in the Exchange Offer) for a reduced number of shares of Common Stock and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.
(c) Trading Market and Price.
The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.
Item 3.         Identity and Background of Filing Person.
(a) Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.
The address of each executive officer and director of the Company is:
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
David Chang, M.D., Ph.D.	President, Chief Executive Officer and Director
Eric Schmidt, Ph.D.	Chief Financial Officer
Rafael G. Amado, M.D.	Executive Vice President of Research and Development and Chief Medical Officer
Alison Moore, Ph.D.	Chief Technical Officer
Veer Bhavnagri	General Counsel

Directors
Elizabeth Barrett	Director
Arie Belldegrun, M.D.	Executive Chair of the Board of Directors
David Bonderman	Director
John DeYoung	Director
Franz Humer, Ph.D.	Director
Joshua Kazam	Director
Deborah Messemer	Director
Vicki Sato, Ph.D.	Director
Todd Sisitsky	Director
Owen Witte, M.D.	Director
Item 4.         Terms of the Transaction.
(a) Material Terms.
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Allogene; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.
(b) Purchases.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 5.         Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(14) also contain information regarding agreements relating to securities of the Company.
Item 6.         Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.
(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.
The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.
Item 7.         Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.
(b) Conditions.
The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.
Item 8.         Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
(b) Securities Transactions.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 9.         Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations.
Not applicable.
Item 10.         Financial Statements.
(a) Financial Information.
The information set forth under Section 8 (“Information Concerning Allogene; Financial Information”) and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.
(b) Pro Forma Information.
Not applicable.
Item 11.         Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.
Not applicable.
Item 12.         Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated June 21, 2022

(a)(1)(B)	Form of Announcement Email to Eligible Holders

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer

(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)	Form of Expiration Notice Email

(a)(1)(K)	Stock Option Exchange Program Presentation

(b)	Not applicable

(d)(1)
Allogene Therapeutics, Inc. Amended and Restated 2018 Equity Incentive Plan (Prior Plan) and Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise and Early Exercise Stock Purchase Agreement thereunder, as amended (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on September 14, 2018).

(d)(2)
Allogene Therapeutics, Inc. Amended and Restated 2018 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement thereunder (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227965), filed with the SEC on October 24, 2018).

(d)(3)
Allogene Therapeutics, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227965), filed with the SEC on October 24, 2018).

(d)(4)
Allogene Therapeutics, Inc. 2018 Change in Control Plan and Severance Benefit Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on October 2, 2018).

(d)(5)
Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K (File No. 001-38693) for the year ended December 31, 2020, filed with the SEC on February 25, 2021).

(d)(6)
Employment Agreement by and between the Registrant and David Chang, M.D., Ph.D. (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on September 14, 2018).

(d)(7)
Employment Agreement by and between the Registrant and Eric Schmidt, Ph.D. (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on September 14, 2018).

(d)(8)
Employment Agreement by and between the Registrant and Alison Moore, Ph.D. (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on September 14, 2018).

(d)(9)
Employment Letter of Agreement, dated July 29, 2019, by and between the Registrant and Rafael G. Amado, M.D. (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K, as amended (File No. 001-38693), filed with the SEC on February 27, 2020).

(d)(10)
Employment Letter of Agreement, dated April 30, 2018, by and between the Registrant and Veer Bhavnagri (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38693), filed with the SEC on May 6, 2020).

(d)(11)
Investors’ Rights Agreement, dated April  6, 2018, by and among the Registrant and certain of its securityholders, as amended September 5, 2018, (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on September 14, 2018)

(d)(12)
Form of Indemnity Agreement by and between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on October 2, 2018).

(d)(13)
Indemnification Agreement, dated April 6, 2018, by and between the Registrant and John DeYoung (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on October 2, 2018).

(d)(14)
Asset Contribution Agreement, dated April 2, 2018, by and between the Registrant and Pfizer Inc. (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-227333), filed with the SEC on September 14, 2018).

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table
Item 13.         Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLOGENE THERAPEUTICS, INC.

By:	/s/ David Chang
David Chang, M.D., Ph.D.
President and Chief Executive Officer
Dated: June 21, 2022